SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated November 7, 2003


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:  Press release dated November 7, 2003 - Turkcell Iletisim Hizmetleri
             A.S. Announces New Date For Extraordinary General Meeting

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                                                           FOR IMMEDIATE RELEASE



          TURKCELL ANNOUNCES NEW DATE FOR EXTRAORDINARY GENERAL MEETING


Istanbul, Turkey: November 7, 2003--Turkcell (NYSE:TKC, ISE: TCELL), has today announced that one of the two statutory auditors of Turkcell called an Extraordinary General Meeting ("EGM") for December 29, 2003 to meet with the same agenda as the postponed EGM dated October 30, 2003, which was postponed by the representative of the Ministry of Trade due to the lack of a quorum. The agenda, determined by the statutory auditor, includes the election of all seven members of the Turkcell Board of Directors.





                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.


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For further information please contact:



Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
       -------------------------------           -------------------------------
or                                        Toby Moore
                                          Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                           ---------------------------
Email: mehmet.sezgin@turkcell.com.tr      or
       -----------------------------
investor.relations@turkcell.com.tr        United States:
----------------------------------        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-201-499-3500
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications            -------------------------------
Tel: + 90-212/313-2330                    jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr        ------------------------------
       ---------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------



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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       TURKCELL ILETISIM HIZMETLERI A.S.


Date:  November 7, 2003                By:  /s/ MUZAFFER AKPINAR
                                            ------------------------

                                       Name:    Muzaffer Akpinar
                                       Title:   Chief Executive Officer